ALIGNVEST ACQUISITION CORPORATION AND TRILOGY INTERNATIONAL PARTNERS LLC ANNOUNCE PROPOSED BUSINESS COMBINATION

  Trilogy is a high growth telecommunications company founded and led by one of the industry’s most experienced management teams. The management team is rolling 100% of their equity interest in this transaction, investing an additional U.S.$5 million, and will own over 20% of the equity of the pro forma company
  John Stanton (Trilogy’s Chairman) and Brad Horwitz (Trilogy’s CEO) have played a leading role in the creation and operation of several large wireless operators including Western Wireless, T-Mobile USA (formerly VoiceStream), McCaw Cellular, and Clearwire
  Proprietary deal in an industry where Alignvest has significant expertise, with Nadir Mohamed (former CEO of Rogers Communications, Chairman of Alignvest), Anthony Lacavera (Chairman of Globalive Capital; Founder, former Chairman and CEO of Wind Mobile), and Joe Natale (current proposed President and CEO of Rogers Communications, former President and CEO of Telus) expected to be investors and / or serve on the Board of the pro forma company
  AQX raised U.S.$202 million in its IPO in June, 2015
  AQX has secured additional commitments of U.S.$61 million (including U.S.$21 million from AQX’s sponsor) to buy shares at the Cdn.$10.00 AQX IPO price. Use of proceeds will be to absorb redemptions, if any, or to place additional cash on the balance sheet
  The transaction is conditioned on a minimum cash requirement of U.S.$135 million, gross of transaction fees, of which U.S.$61 million has already been committed
  Proceeds will be used to de-lever Trilogy’s balance sheet and position it for continued growth organically and through acquisition
  Completion of the transaction is expected in Q1 2017
  Investor conference call scheduled for Wednesday, November 2, 2016 at 11:00am EDT

Toronto, November 1, 2016 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“AQX”), the special purpose acquisition corporation (or SPAC) that listed on June 24, 2015, and Trilogy International Partners LLC (“Trilogy”), are pleased to announce that they have entered into an arrangement agreement dated November 1, 2016 (the “Arrangement Agreement”) to effect a business combination, which is intended to constitute AQX’s qualifying acquisition, by way of a court approved plan of arrangement (the “Arrangement”).

Trilogy, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. The company provides communications services through its operating subsidiaries, 2degrees and NuevaTel (which operates under the brand Viva), in New Zealand and Bolivia, respectively. 2degrees and NuevaTel provide a variety of wireless voice and data communications services, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. The companies provide services on both a prepaid and postpaid basis, and their networks support several digital technologies including Global System for Mobile Communications (GSM or 2G); High Speed Packet Access, Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (3G); and Long Term Evolution (LTE), a widely deployed fourth generation service (4G).

AQX / Trilogy believe that each of 2degrees and NuevaTel occupy favorable positions within their respective markets. Each operates in an attractive, stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through ancillary businesses; has demonstrated significant profitability; is benefitting from recent capital investments; and owns its own infrastructure.

Trilogy management believes both its New Zealand and Bolivian subsidiaries will deliver substantial growth over the coming years. In New Zealand, this growth is expected to come from (i) continued market share and postpaid subscriber growth, (ii) expanded bundled solutions to target the previously underserved business segment, and (iii) cross-selling fixed solutions to the existing mobile subscriber base. In Bolivia, this growth is expected to come from (i) increased LTE adoption among the country’s population, (ii) increased data usage amongst the existing subscriber base, and (iii) continued LTE overlay expansion. In addition to this organic growth, the Trilogy management team is highly experienced in international wireless acquisitions, and they believe that there are a number of potentially attractive, synergistic acquisitions available for Trilogy.

At AQX’s IPO price of Cdn.$10.00 per AQX share, AQX / Trilogy is expected to have an aggregate enterprise value of U.S.$875 million and an equity value of up to U.S.$610 million. At Cdn.$10.00 per AQX share, AQX and Trilogy management believe that the enterprise value / expected 2017 Adjusted EBITDA multiple of AQX / Trilogy is at a significant discount to its peers.

AQX / Trilogy intends to build a pre-eminent global telecommunications provider with sufficient resources and capital to continue delivering on its stated growth strategy. We believe the company will provide investors with an attractive investment opportunity characterized by the following:

  An industry-leading, world-class management team with a history of creating significant shareholder value;
  Positive long-term trends in each of the company’s operating markets;
  Significant organic and accretive growth opportunities;
  A clear path to meaningfully reduced balance sheet leverage; and
  A compelling valuation relative to Trilogy’s peers.

Post-close, Trilogy’s current Chairman, John Stanton, and its current Chief Executive Officer, Brad Horwitz, along with Trilogy’s current management team, will continue to lead the business. Collectively, Mr. Stanton and Mr. Horwitz will own over 20% of the pro forma company. Mr. Stanton will serve as the Chairman and Mr. Horwitz will be the Chief Executive Officer of the resulting company. Trilogy’s Board of Directors and / or investors will include some of the industry’s most successful entrepreneurs and business leaders.

  John Stanton – Co-founder and Chairman of Trilogy. Prior positions include Chairman and CEO of Western Wireless, Chairman of T-Mobile USA (formerly VoiceStream), Vice Chairman of McCaw Cellular, and Chairman of Clearwire.
  Brad Horwitz – Co-founder and CEO of Trilogy. Former President of Western Wireless International. Spent 13 years at McCaw Cellular in various roles including VP of International Operations and Director of Business Development.
  Theresa Gillespie – Co-founder and Vice Chairman of Trilogy. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless.
  Nadir Mohamed – Former President and CEO of Rogers Communications, prior to which he held senior positions at Telus and B.C. Telecom. Chairman of Alignvest Management Corporation.
  Anthony Lacavera – Chairman of Globalive Capital; Founder, former Chairman, and former CEO of WIND Mobile.
  Joe Natale – Current proposed President and CEO of Rogers Communications, prior to which he was President and CEO of Telus.
  Reza Satchu – Managing Partner of Alignvest Management Corporation.
  Timothy Hodgson – Managing Partner of Alignvest Management Corporation.

Summary of the Transaction

AQX and Trilogy have entered into the Arrangement Agreement pursuant to which AQX and Trilogy have agreed to complete the Arrangement under which AQX has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for AQX common shares (or cash based on the then trading price, at the company’s option). Such equity will be accompanied by special voting rights in AQX on an as-exchanged proportional basis.

Trilogy is expected to own 71.5% of NuevaTel and a minimum 62.9% interest in 2degrees. If other 2degrees shareholders decide to participate in the transaction in exchange for AQX common shares before AQX files its prospectus with the Ontario Securities Commission, or Trilogy converts its existing convertible notes for additional 2degrees shares on advantageous terms, appropriate adjustments are expected to be made to the transaction.

Based on Trilogy’s expected 2017 Adjusted EBITDA of U.S.$120 million (reflecting its ownership interest in NuevaTel and 2degrees), which is an increase of 18% from expected 2016 Adjusted EBITDA of U.S.$101 million, our aggregate transaction value of U.S.$875 million represents a 7.3x enterprise value / Adjusted EBITDA multiple. Please refer to the investor presentation that will be available shortly under AQX’s profile on SEDAR for an Adjusted EBITDA reconciliation.

The transaction is subject to the satisfaction of certain conditions including regulatory and Toronto Stock Exchange approvals, as well as certain third party consents.

To complete the transaction, AQX intends to use its cash held in escrow, as well as an investment from AQX’s sponsor, Alignvest Management Corporation, in the amount of approximately U.S.$21 million. AQX has also secured additional capital commitments from third party investors, including Globalive Capital, in the amount of approximately U.S.$40 million. All of these purchases will be for common equity at Cdn.$10.00 per share.

The transaction is subject to AQX shareholder approval. No additional approval of Trilogy unitholders is required. All of the directors and senior officers of AQX, along with Alignvest Management Corporation, AQX’s sponsor, have agreed to support the Arrangement. Each of John Stanton, Theresa Gillespie, Brad Horwitz, and Alignvest Management Corporation (as well as the Alignvest Partners Master Fund LP), have agreed to lock-up 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 24 months following the Effective Time, and the remaining 50% of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for a period of 12 months following the Effective Time. All of the forfeitable founders’ shares of Alignvest will remain subject to the existing restrictions as well. Certain Trilogy executives and other investors have agreed to a lock-up of the equity securities of Alignvest they will hold or be entitled to receive at the Effective Time for various periods following the Effective Time, as outlined in the Arrangement Agreement. A copy of the Arrangement Agreement, as well as an investor presentation, will be filed on SEDAR shortly.

The Boards of Directors of each of AQX and Trilogy have approved the transaction and determined that it is fair and in the companies’ respective best interests. Completion of the Arrangement is currently expected to occur in Q1 2017. Upon closing of the transaction, the name of AQX is expected to be changed to Trilogy International Partners Inc. and AQX will become a British Columbia company. Constrained share provisions will be included in its constating documents in order to seek to ensure that no person acquires more than 25% of AQX without first obtaining any required approval of the New Zealand Overseas Investment Office.

Conference Call Information

Senior management of AQX and Trilogy will be hosting an investor conference call to allow shareholders an opportunity to hear from management.

Please call in at least 10 minutes prior to the call to register.

Date:	Wednesday, November 2, 2016 at 11:00am EDT
Dial:	North America: 1 (800) 915-4217 or 1 (647) 722-6880

A replay of the call will be available at 1 (800) 558-5253 or 1 (416) 626-4100, passcode 21821542.

AQX’s Qualifying Acquisition

The Arrangement constitutes AQX’s qualifying acquisition and must be approved by AQX shareholders at a special meeting of shareholders (the “Meeting”).

The founders of AQX previously agreed to vote their Class B Shares of AQX and any Class A Restricted Voting Shares of AQX (the “Class A Shares”) they have acquired in favour of the Arrangement. In addition to AQX shareholder approvals by majority vote (with both classes voting together), as well as any other AQX shareholder approval that may be required by the TSX, completion of the Arrangement will be subject to the approval of the Ontario Superior Court of Justice and applicable regulatory approvals, including the Ontario Securities Commission and the Toronto Stock Exchange. Dissent rights are not expected to apply.

The Arrangement will be implemented by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the “OBCA”). As set out above, AQX has agreed to invest its cash at closing for up to a 51% equity interest (and a 100% voting interest) in Trilogy. Existing Trilogy shareholders will receive in exchange for their existing Trilogy securities new equity interests in Trilogy that can be redeemed in exchange for AQX common shares (or cash based on the then trading price, at the company’s option). Such equity will be accompanied by special voting rights in AQX on an as-exchanged basis. In certain circumstances (including after seven years), the new Trilogy equity is required to be mandatorily redeemed.

Pursuant to the Arrangement Agreement, AQX and Trilogy have agreed to use commercially reasonable efforts to complete the Arrangement. The parties have agreed, among other things, to take certain steps to implement the Arrangement, to file and to seek to obtain a receipt for a final prospectus and to seek to obtain all other approvals required in connection with the Arrangement. Trilogy has also agreed to operate its business in the ordinary course pending completion of the Arrangement.

Existing AQX warrants will, subsequent to the completion of the Arrangement, remain in place and become exercisable for common shares of the resulting company.

Timing and Additional Information

Pursuant to applicable rules, AQX has agreed to file with the Canadian securities regulatory authorities in each of the provinces and territories of Canada a non-offering prospectus containing disclosure regarding the transaction and the resulting issuer assuming completion of the Arrangement. The preliminary prospectus is expected to be filed with Canadian securities regulatory authorities in November, 2016. Following the issuance of a receipt for the final prospectus, AQX intends to file an information circular in connection with the Meeting that is required to contain prospectus level disclosure of the transaction and the resulting issuer, assuming completion of the Arrangement.

Subject to the required approvals, AQX intends to mail the information circular to its shareholders by late December, 2016 and it is anticipated that the Meeting will take place by late January, 2017. Closing of the Arrangement is expected to occur shortly after the Meeting, subject to satisfaction of the conditions in the Arrangement Agreement, including approval of the Court.

The founders of AQX previously agreed to vote their Class B Shares of AQX and any Class A Restricted Voting Shares of AQX (the “Class A Shares”) they have acquired in favour of the Arrangement.

Holders of AQX Class A Shares will have a right to redeem all or a portion of their Class A Shares, provided that they deposit their shares for redemption prior to the second business day before the Meeting with the redemption being effective, subject to applicable law, immediately prior to the closing of the Arrangement. Holders of Class A Shares may elect to redeem their shares, whether they vote for, or against, or do not vote on, the Arrangement. A minimum cash condition of U.S.$135 million applies, inclusive of the proposed new investments in AQX and before expenses, all as set forth in the Arrangement Agreement.

The Arrangement Agreement and an investor presentation will be available shortly under AQX’s profile on SEDAR. AQX’s prospectus and information circular are expected to be filed in due course.

The IPO of AQX was distributed by a syndicate of underwriters led by TD Securities Inc. and Cantor Fitzgerald & Co., and included BMO Nesbitt Burns Inc. and CIBC World Markets Inc. AQX’s capital markets advisors for this transaction were Credit Suisse Securities (Canada), Inc., TD Securities Inc., and Cantor Fitzgerald & Co. AQX’s financial advisors for this transaction were Credit Suisse Securities (Canada), Inc., and TD Securities Inc.

Stikeman Elliott LLP and Dorsey & Whitney LLP have advised AQX on legal matters.

Trilogy has been advised on legal matters by Blake, Cassels & Graydon LLP and Friedman Kaplan Seiler & Adelman LLP.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination. For more information, visit AQX at www.alignvestacquisition.com.

About Trilogy International Partners

Trilogy International Partners LLC, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Trilogy’s Bolivian subsidiary, NuevaTel, launched operations in 2000 and was acquired by the Company from Western Wireless in 2006. Trilogy launched 2degrees as a greenfield operation in New Zealand in 2009. For more information, visit Trilogy at www.trilogy- international.com.

Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “will”, “may” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the Arrangement, the receipt of necessary approvals for the transaction, the anticipating timing for filing of the AQX prospectus, mailing of the circular, holding the meeting and completion of the Arrangement, certain anticipated strategic, operational and competitive advantages and benefits created by Arrangement and future opportunities for Trilogy.

These forward-looking statements reflect material factors and expectations and assumptions of AQX and Trilogy including, without limitation, expectations and assumptions relating to AQX and Trilogy being able to receive all required regulatory, third party and shareholder approvals for the Arrangement, current estimates and assumptions regarding the transaction and their benefits, which are based on AQX’s and Trilogy’s perception of historical trends, current conditions and expectations, as well as other factors believed to be appropriate in the circumstances. AQX’s and Trilogy’s estimates, beliefs and assumptions are inherently subject to uncertainties and contingencies regarding future events and as such, are subject to change.

Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the transaction may not be satisfied or waived; risks relating to the failure to obtain necessary shareholder, court, third party and regulatory approvals for the transaction; the filing and/or mailing of documentation relating to the Arrangement may not be completed on a timely basis; high levels of redemptions by AQX shareholders; the anticipated strategic, operational and competitive benefits may not be realized; the transaction may be modified, restructured or terminated; events or series of events may cause business interruptions; Trilogy’s ability to raise additional capital; and the availability of equity and debt financing and/or refinancing on acceptable terms.

There are numerous risk factors related to the proposed transaction that prospective investors should take into account (they are expected to be more fully outlined in the prospectus), including without limitation, risks related to: Trilogy’s ability to continue as a going concern; Trilogy’s significant level of indebtedness and the refinancing, default and other risks, limits, restrictive covenants and restrictions resulting therefrom; Trilogy’s history of losses; Trilogy’s ability to raise additional funds or have sufficient resources given its level of indebtedness; the risk that Trilogy’s credit ratings could be downgraded; Trilogy’s status as a holding company; the significant political, social, economic and legal risks of operating in Bolivia; the regulated nature of the industry in which Trilogy participates; “conflict minerals”; intense competition; lack of control over network termination, roaming and international long distance costs; rapid technological change and associated costs; the need for spectrum access; general economic risks; natural disasters including earthquakes; cyber-security risks; privacy breaches; reliance on equipment suppliers; intellectual property infringement claims; health risks associated with handsets; customer “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; minority shareholder related risks; reliance on management; tax related risks; litigation, including class actions and regulatory matters; foreign exchange and interest rate changes; currency controls; anti-bribery compliance; risks as a publicly traded company; and compliance with laws generally.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to AQX and Trilogy or that they presently believe are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional information on these and other factors that could affect events and results are included in other documents and reports filed by AQX with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect AQX and Trilogy’s expectations only as of the date of this document. AQX and Trilogy disclaim any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as expressly required bylaw.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Alignvest Acquisition Corporation
Andre Mousseau
Chief Operating Officer, Alignvest Acquisition Corporation
(416) 775-1916 or amousseau@alignvest.com

Trilogy International Partners, LLC
Erik Mickels
Senior Vice President and Chief Financial Officer
Trilogy International Partners, LLC
(425) 458-5969 or erik.mickels@trilogy-international.com